January 26, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director
Leigh-Ann Schultz, Staff Accountant
Brian Cascio, Accounting Branch Chief
Ruairi Regan, Staff Attorney
Daniel Morris, Special Counsel

RE:	BCD Semiconductor Manufacturing Limited
Registration Statement on Form F-1
Filed on January 10, 2011
File No. 333-171539

Ladies and Gentlemen:

On behalf of BCD Semiconductor Manufacturing Limited (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 25, 2011, relating to the Company’s Registration Statement on Form F-1 submitted to the Staff and filed with the Commission on January 10, 2011 (the “Prior Registration Statement”).

The Company has responded to each of the Staff’s comments either by revising the Prior Registration Statement or exhibits thereto as requested by the Staff or by providing an explanation if the Company has not so revised the Prior Registration Statement or exhibits thereto.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number references in the Company’s responses relate to the marked version of the Form F-1 enclosed herewith):

Securities and Exchange Commission

Re:   BCD Semiconductor Manufacturing Limited

January 26, 2011

Third-Party Data, page 4

1.	It appears this section disclaims the accuracy of certain information contained in the prospectus. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company has worked with Gartner, Inc. to revise their disclaimer to remove the reference to “representations of fact” and the Company also added a disclosure setting forth the Company’s assessment of the accuracy of the information contained in the prospectus and the Company’s beliefs regarding the reliability of the reports prepared by Gartner and referenced in the prospectus.

Principal and Selling Shareholders, page 115

2.	Please amend your filing promptly to include the identities of the natural persons possessing voting or investment control over the shares held by JAFCO Asia Technology Fund.

RESPONSE: In response to the Staff’s comment, the Company has revised page 118 of the Form F-1 to include the identities of the natural persons possessing voting or investment control over the shares held by JAFCO Asia Technology Fund.

Exhibit 99.1

3.	We note your revisions in response to prior comment 8. It appears that you continue to include opinions based upon knowledge after due inquiry or information “known” to counsel. As an example, please refer to opinion 3. Also, the basis for counsel’s opinions regarding the “PRC Agreements” remains unclear. Given the broad definition of “PRC Agreements”, clarify how counsel determined that it reviewed all such agreements. In this regard, please explain in detail the scope of counsel’s review and why you believe, based on such review, it is appropriate to include each opinion.

RESPONSE: In response to the Staff’s comment, Commerce & Finance Law Offices (“Commerce & Finance”), the Company’s People’s Republic of China (“PRC”) counsel, has revised its legal opinion to be filed as Exhibit 99.1 to the Form F-1 to remove each opinion based on Commerce & Finance’s knowledge, including the relevant sections of opinion 3. In addition, Commerce & Finance has deleted the references to the PRC Agreements in each place where they occurred - opinions 3 and 4.

Securities and Exchange Commission

Re:   BCD Semiconductor Manufacturing Limited

January 26, 2011

4.	We note that Section 17 of the opinion indicates that certain statements included in the registration statement fairly present or summarize PRC laws. Your disclosure regarding PRC laws should describe all material aspects of these laws, not merely present or summarize them. Please revise.

RESPONSE: In response to the Staff’s comment, Commerce & Finance has revised its legal opinion to be filed as Exhibit 99.1 to the Form F-1 to remove the references to “fairly present and fairly summarize” PRC laws and to focus opinion 17 on the material aspects of the laws.

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Securities and Exchange Commission

Re:   BCD Semiconductor Manufacturing Limited

January 26, 2011

You may reach me by telephone at my office in Palo Alto, California at (650) 565-3887. In my absence, please contact Richard Kline at (650) 565-3539. We can both be reached by fax at (650) 493-6811.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Carmen Chang

Enclosures

cc:	Chieh Chang, President and Chief Executive Officer
Jean-Claude Zhang, Chief Financial Officer
Jamie Huang, General Counsel

BCD Semiconductor Manufacturing Limited

Jorge del Calvo

James Masetti

Pillsbury Winthrop Shaw Pittman LLP

Anna Wang

Sean Bronson

Deloitte & Touche

Richard A. Kline

Wilson Sonsini Goodrich & Rosati, P.C.